Via Facsimile and U.S. Mail
Mail Stop 4720

November 2, 2009

Mr. Richard R. Allen
Chief Financial Officer
Homeowners Choice, Inc. 2340 Drew Street, Suite 200
Clearwater, FL 33765

Re: Homeowners Choice, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended June 30, 2009
File No. 001-34126

Dear Mr. Allen:

We have completed our review of the above referenced filings and have no
further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief